UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective June 25, 2025, Mr. Dian Zhang (“Mr. Zhang”) resigned as the Chief Financial Officer (“CFO”) of the Company. The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective June 25, 2025, Ms. Xiaoyue Zhang (“Ms. Zhang”) resigned as a director of the board of directors (the “Board”) of Baiya International Group Inc. (the “Company”). The resignation of Ms. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective June 25, 2025, Ms. Dan Bin (“Ms. Bin”), was elected as the Chief Financial Officer (CFO) by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Zhang.

Effective June 25, 2025, Ms. Linxi Xie (“Ms. Xie”), was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Ms. Zhang.

Ms. Dan Bin (“Ms. Bin”) is a seasoned finance professional with over 12 years of experience in corporate financial management across the manufacturing and technology sectors. Since March 2023, she has been serving as the Finance Director of Chengdu Jinkeyulu Technology Co., Ltd. In this position, she leads strategic planning, internal controls, budgeting, and financial risk management. From September 2019 to December 2022, Ms. Bin served as the Finance Manager at Chongqing Jinzhima Machinery Manufacturing Co., Ltd., where she developed a five-year finance strategy, optimized cost structures, and supported business expansion. From October 2014 to August 2019, she held financial leadership roles at Chongqing Tianxin Consulting Services Co., Ltd., and from March 2013 to January 2014, she worked at Chengdu Mingqing Machinery Co., Ltd. as a Finance Supervisor. Ms. Bin holds a bachelor’s degree in Accounting Information Systems from Sichuan Normal University and a master’s degree in Software Engineering from the University of Electronic Science and Technology of China.

Ms. Linxi Xie (“Ms. Xie”) has over ten years of experience in the financial industry, focusing on overseas IPOs and cross-border capital markets. Since May 2020, she has been serving as a Partner at Antelope Holdings (Chengdu) Co., Ltd., where she has led multiple overseas IPO projects and advised on listing strategy, M&A planning, and financing. From March 2013 to September 2016, Ms. Xie worked as Head of the Asset Management Department at Sichuan Xinglian'an Asset Management Co., Ltd., where she supported the company’s setup and later managed capital operations and business oversight. Ms. Xie holds a degree in Business Administration (Online Education Program) from the University of Electronic Science and Technology of China. She holds a Fund Practitioner Qualification Certificate and is a Certified Financial Planner (CFP).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2025	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer